FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 6th of April, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774 and Registration No. 333-129291).

__1__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	6th of April, 2006	By:	/s/ Donna Gershowitz
General Counsel

__2__

Editorial Contact	Investor Contacts
David Coates Brodeur	Jeff Corbin / Lee Roth KCSA Worldwide
dcoates@brodeur.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-617-587-2927	Tel: 1-212-896-1214 / 1209

FOR immediate release:

msystems Terminates its Agreement with Samsung

KFAR SABA, Israel, April 6, 2006 - msystems(TM) (Nasdaq: FLSH) today announced that it has just terminated its December 2003 agreement with Samsung Electronics Co., Ltd. due to Samsung`s failure to abide by its supply commitments under the terms of the agreement.

Under the terms of the terminated agreement, the Company had granted a license to its patents to Samsung in return for license fees and secured capacity of NAND flash memory at favorable terms. As a result of the termination of the agreement, all licenses granted to Samsung, as well as Samsung`s obligation to provide secured capacity and pay license fees to msystems, have expired.

The Company firmly believes in its ability to secure the flash supply needed to facilitate its continued growth.

About msystems

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets. msystems` product lines include:

■  mDrive (formerly DiskOnKey®) U3 USB smart drives for personal, portable computing

■  mDOC embedded flash drives for mobile handsets and consumer electronics devices

■  mSIM MegaSIM® series high-density SIM cards and mSIM M.MAR® series SIM cards and highly secure cards (available both from msystems and its subsidiary Microelectronica)

■  mCard, high-quality memory cards for mobile handsets and digital cameras

■  mTrust (formerly Xkey®) end-to-end enterprise access, control and management solution for USB flash drives and other removable media

■  mSSD (formerly FFD(TM)) rugged solid state disks for mission-critical applications

■  mModule (formerly DiskOnChip® modular family) modular flash storage for embedded systems

■  mSafe (formerly SuperMAP® family) secure hardware and software crypto cores

More information is available online at www.m-systems.com. msystems. made smarter.

Note to Editors: High-resolution photo images of msystems` products can be found on the Internet at www.m-systems.com/site/en-US/Corporate/PressRoom/ImageLibrary.

###

__3__

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only. msystems is incorporated as M-Systems Flash Disk Pioneers Ltd.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to: the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on msystems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission. M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

__4__